EXHIBIT 12
DEAN FOODS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Computation of Ratio of Earnings to Fixed Charges for the Years Ended December 31, 2007, 2006, 2005, 2004 and 2003.

	Year Ended December 31
	2007	2006	2005	2004	2003
Income from continuing operations before income taxes	$214,469	$455,713	$420,548	$344,679	$395,574
Fixed charges:
Interest expense	333,202	194,547	160,230	159,175	166,897
Portion of rentals (33%)	44,546	44,099	42,990	39,891	36,840
Capitalized interest	2,012	3,374	3,839	3,280	3,269

Total fixed charges	379,760	242,020	207,059	202,346	207,006

Equity in earnings of unconsolidated affiliates	—	—	—	—	(244)
Income from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliates	$592,217	$694,359	$623,768	$543,745	$599,067

Ratio of earnings to fixed charges	1.56	2.87	3.01	2.69	2.89